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Fact Sheet

Consolidated Financial Data - First Quarter, Fiscal 2022

42.1% YoY CC Digital growth	**16.9% YoY** **4.8% QoQ** CC Revenue growth	**23.7%** Operating Margin	**22.6% YoY** Increase in EPS (₹ terms)	**$2.6 bn** Large deal signings

Revenue Growth- Q1 22

	Reported	CC
QoQ growth (%)	4.7	4.8
YoY growth (%)	21.2	16.9

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	June 30, 2021	Mar 31, 2021	June 30, 2020	Reported	CC
Digital	2,040	1,859	1,389	46.9	42.1
Core	1,742	1,754	1,732	0.6	(3.0)
Total	**3,782**	**3,613**	**3,121**	**21.2**	**16.9**
Digital Revenues as % of Total Revenues	*53.9*	*51.5*	*44.5*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	June 30, 2021	Mar 31, 2021	June 30, 2020	Reported	CC
Financial services	33.0	33.0	31.5	27.1	22.6
Retail	15.0	14.8	14.3	26.6	22.2
Communication	12.2	12.0	13.4	10.6	4.6
Energy, Utilities, Resources & Services	12.1	12.3	12.8	14.5	10.5
Manufacturing	9.7	9.6	9.5	23.1	18.5
Hi-Tech	8.3	8.1	8.7	15.1	14.8
Life Sciences	6.8	6.8	6.7	23.4	21.2
Others	2.9	3.4	3.1	16.3	10.2
Total	**100.0**	**100.0**	**100.0**	**21.2**	**16.9**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	June 30, 2021	Mar 31, 2021	June 30, 2020	Reported	CC
North America	61.7	61.6	61.5	21.6	21.1
Europe	24.2	24.4	24.0	21.9	12.2
Rest of the world	11.2	11.0	11.6	16.9	4.9
India	2.9	3.0	2.9	23.1	20.7
Total	**100.0**	**100.0**	**100.0**	**21.2**	**16.9**

Client Data

	Quarter ended		
	June 30, 2021	Mar 31, 2021	June 30, 2020
Number of Clients			
Active	1,659	1,626	1,458
Added during the period (gross)	113	130	110
Number of million dollar clients*			
1 Million dollar +	805	779	729
10 Million dollar +	264	252	236
50 Million dollar +	59	59	60
100 Million dollar +	34	32	25
Client contribution to revenues			
Top 5 clients	11.3%	10.9%	11.8%
Top 10 clients	18.8%	18.3%	19.3%
Top 25 clients	34.4%	34.2%	34.6%
Days Sales Outstanding	70	71	71

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	June 30, 2021	Mar 31, 2021	June 30, 2020
Effort			
Onsite	24.1	24.3	28.0
Offshore	75.9	75.7	72.0
Utilization			
Including trainees	83.3	82.2	78.2
Excluding trainees	88.5	87.7	81.2

Employee Metrics

(Nos.)

	Quarter ended		
	June 30, 2021	Mar 31, 2021	June 30, 2020
Total employees	2,67,953	2,59,619	2,39,233
S/W professionals	2,53,493	2,45,037	2,25,167
Sales & Support	14,460	14,582	14,066
Voluntary Attrition % (LTM - IT Services)	13.9%	10.9%	15.6%
% of Women Employees	38.8%	38.6%	37.8%
Revenue per Employee - Consolidated (In US $ K)	56.6	55.2	53.5

Cash Flow

In US $ million

	Quarter ended		
	June 30, 2021	Mar 31, 2021	June 30, 2020
Free cash flow (1)	863	799	728
Consolidated cash and investments (2)(3)	5,076	5,288	3,797

In ₹ *crore*

	Quarter ended		
	June 30, 2021	Mar 31, 2021	June 30, 2020
Free cash flow (1)	6,363	5,824	5,524
Consolidated cash and investments (2)(3)	37,727	38,660	28,674

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, other receivables towards redemption of mutual funds, current and non-current investments excluding investments in unquoted equity and preference shares and others (Non-IFRS measure)

(3) Cash balances as of Jun 30, 2020 excludes earmarked bank balance for dividend - $536 Million (₹4,046 crore). Payment date for the dividend was July 3, 2020

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	June 30, 2021	June 30, 2020	Growth % Q1 22 over Q1 21	Mar 31, 2021	Growth % Q1 22 over Q4 21
Revenues	**3,782**	**3,121**	**21.2**	**3,613**	**4.7**
Cost of sales	2,509	2,071	21.1	2,357	6.4
Gross Profit	**1,273**	**1,050**	**21.2**	**1,256**	**1.4**
Operating Expenses:					
Selling and marketing expenses	169	151	11.9	165	2.4
Administrative expenses	208	191	8.9	207	0.5
Total Operating Expenses	**377**	**342**	**10.2**	**372**	**1.3**
Operating Profit	**896**	**708**	**26.5**	**884**	**1.2**
Operating Margin %	***23.7***	***22.7***	***1.0***	***24.5***	***(0.8)***
Other Income, net[1]	77	57	35.1	68	13.2
Profit before income taxes	**973**	**765**	**27.2**	**952**	**2.2**
Income tax expense	268	201	33.3	255	5.1
Net Profit (before minority interest)	**705**	**564**	**25.2**	**697**	**1.2**
Net Profit (after minority interest)	**704**	**558**	**26.2**	**697**	**1.1**
Basic EPS ($)	**0.17**	**0.13**	**26.1**	**0.16**	**1.0**
Diluted EPS ($)	**0.17**	**0.13**	**26.0**	**0.16**	**1.0**
Dividend Per Share ($)	**-**	**-**	**-**	**0.20**	**-**

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	June 30, 2021	June 30, 2020	Growth % Q1 22 over Q1 21	Mar 31, 2021	Growth % Q1 22 over Q4 21
Revenues	**27,896**	**23,665**	**17.9**	**26,311**	**6.0**
Cost of sales	18,506	15,703	17.9	17,164	7.8
Gross Profit	**9,390**	**7,962**	**17.9**	**9,147**	**2.7**
Operating Expenses:					
Selling and marketing expenses	1,248	1,146	8.9	1,200	4.0
Administrative expenses	1,539	1,451	6.1	1,507	2.1
Total Operating Expenses	**2,787**	**2,597**	**7.3**	**2,707**	**3.0**
Operating Profit	**6,603**	**5,365**	**23.1**	**6,440**	**2.5**
Operating Margin %	***23.7***	***22.7***	***1.0***	***24.5***	***(0.8)***
Other Income, net[1]	573	427	34.2	495	15.8
Profit before income taxes	**7,176**	**5,792**	**23.9**	**6,935**	**3.5**
Income tax expense	1,975	1,520	29.9	1,857	6.4
Net Profit (before minority interest)	**5,201**	**4,272**	**21.7**	**5,078**	**2.4**
Net Profit (after minority interest)	**5,195**	**4,233**	**22.7**	**5,076**	**2.3**
Basic EPS (₹)	**12.24**	**9.98**	**22.6**	**11.96**	**2.3**
Diluted EPS (₹)	**12.21**	**9.97**	**22.5**	**11.94**	**2.3**
Dividend Per Share (₹)	**-**	**-**	**-**	**15.00**	**-**

[1] Other income includes Finance Cost